2100 L Street, NW Suite 900 Washington DC 20037 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 www.mofo.com morrison & foerster llp

austin, beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, miami, new york, palo alto, san diego,
san francisco, shanghai, singapore, tokyo, washington, d.c.

June 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Katherine Bagley, Christie Wong and Terence O’Brien

Re:	Anzu Special Acquisition Corp I Registration Statement on Form S-4 Filed May 15, 2023 File No. 333-271920

To Whom It May Concern:

On behalf of our client, Anzu Special Acquisition Corp I (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated June 13, 2023, related to the Registrant’s registration statement on Form S-4, which was filed on May 15, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 1 to the Registration Statement (the “Amendment”), which was filed on the date hereof. In addition, we are also delivering a copy of the Amendment to the Staff marked to show changes from the Registration Statement to the Amendment. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Registration Statement, the Registrant’s responses below refer to the Amendment and capitalized terms have the same meaning as contained in the Amendment.

U.S. Securities and Exchange Commission

June 30, 2023

Page Two

Registration Statement on Form S-4 Filed May 15, 2023

Cover Page

1.	On your cover page, you briefly define Exchange Ratio. Please amend your cover page to briefly describe the Merger Consideration and Fully Diluted Share Number, so it is clear from the disclosure on your cover page how you will calculate the Exchange Ratio. Please also provide an estimate of the Exchange Ratio as of a recently practicable date, as you do on page 2 of your filing.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on the cover page of the Amendment.

Q. Will Anzu enter into any financing arrangements in connection with the Business Combination?, page xv

2.	We note your disclosure that "Anzu agreed to issue and sell to Sponsor, 1,000,000 shares of Series A Preferred Stock in a private placement at a price of $10.00 per share for an aggregate commitment of $10,000,000." Please highlight the difference, if material, in the price of these Series A Preferred shares on as converted basis, compared to the price of the common shares purchased by Anzu shareholders in Anzu's IPO.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page xvi of the Amendment.

Q: Why is Anzu making the Exchange Offer?, page xx

3.	Please balance your discussion of the benefits of the Exchange Offer to shareholders with a brief discussion of the risks to shareholders of participating in the Exchange Offer, including but not limited to, the risk that shareholders of preferred shares will have "extremely limited voting rights" and the risk that New Envoy’s ability to make scheduled dividend payments on the Series A Preferred Stock will depend on Envoy’s financial condition and operating performance, which may not be sufficient to enable New Envoy to pay any dividends on the Series A Preferred Stock. Please also confirm when you expect to file your schedule TO.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page xxii of the Amendment. The Registrant expects to file its Schedule TO immediately prior to, or concurrently with, the effectiveness of the Registration Statement.

U.S. Securities and Exchange Commission

June 30, 2023

Page Three

Summary of the Proxy Statement/Prospectus Envoy, page 1

4.	Please amend your disclosure to provide a more robust summary of the business of Envoy, including a description of the company's business, that it has limited operating history, that it has incurred losses in each year since inception, and has an accumulated deficit of approximately $226.0 million as of its most recent fiscal year-end.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 1 of the Amendment.

Pro Forma Ownership of Anzu Upon Closing, page 4

5.	We note the following disclosure about the ownership of New Envoy after the business combination:

•	"immediately after the closing of the Business Combination, Envoy’s former shareholders will hold approximately 71.7% of the issued and outstanding New Envoy Class A Common Stock, the Sponsor will hold approximately 4.8% of the issued and outstanding New Envoy Class A Common Stock, and the current stockholders of Anzu will hold approximately 20.6% of the issued and outstanding New Envoy Class A Common Stock;" and

•	"Based on the assumptions in the preceding paragraph, immediately after the closing of the Business Combination, the Sponsor will hold approximately 77.8% of the issued and outstanding shares of Series A Preferred Stock, and GAT will hold approximately 22.2% of the issued and outstanding shares of Series A Preferred Stock."

Please disclose the voting control of New Envoy of each party mentioned above immediately after the closing of the Business Combination.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 4 of the Amendment.

Related Agreements, page 4

6.	Please file the Envoy Bridge Note and Convertible Note Agreements, including the related GAT Note and Credit Agreement and Junior notes, as exhibits to your registration statement. Alternatively, please tell us why you do not believe you are required to do so.

U.S. Securities and Exchange Commission

June 30, 2023

Page Four

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has filed the Envoy Bridge Note, the Fourth Amended and Restated Convertible Promissory Note, the Third Amended and Restated Credit Agreement, the Junior Note and additional Convertible Note Agreements as Exhibits 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25 and 10.26 respectively, to the Amendment.

Risk Factors, page 22

7.	We note that "[c]hanged in interest rates or rates of inflation" is an important factor that could cause future results to be materially different from those projected or implied throughout your disclosure. Please revise to include risk factors discussing the types of costs and expenses that are subject to significant changes in interest rates or inflationary pressures and identify actions planned or taken, if any, to mitigate such events.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 29 of the Amendment.

8.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant’s sponsor is not controlled by, does not have any members who are, and does not have substantial ties with a non-U.S. person, and no person or entity associated with or otherwise involved in the transaction is controlled by, or has substantial ties with, a non-U.S. person.

U.S. Securities and Exchange Commission

June 30, 2023

Page Five

9.	Please disclose whether and how, based on global events such as the COVID-19 pandemic or the conflict in Ukraine or economic pressures such as inflation, your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 29 of the Amendment.

10.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 65 of the Amendment. Further, the Registrant respectfully advises the Staff that pursuant to the terms of the Sponsor Support Agreement, the Sponsor has agreed that all 12,500,000 of the Registrant’s outstanding private warrants will be forfeited upon and subject to the completion of the closing of the Business Combination.

Failure of a key information technology system, process or site could have an adverse effect on our business., page 26

11.	We note that, as a result of the COVID-19 pandemic, you and your third-party service providers may face increased cybersecurity risks. Please expand your disclosure of the functions of the third party vendors, disclose any breaches of information systems and controls to date, if any, and discuss steps the Company has taken to protect its subjects' data.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 29 of the Amendment.

We will be dependent upon contract manufacturing organizations and material suppliers . . ., page 31

12.	We note your disclosure that "[s]ome of the critical materials and components used in manufacturing the Acclaim are sourced from single suppliers." Please revise this section to identify these single suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also file any agreements you have with these suppliers as an exhibit, consistent with Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you do not believe you are required to do so.

U.S. Securities and Exchange Commission

June 30, 2023

Page Six

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has reviewed the risk factor statements regarding Envoy suppliers and revised the risk factor beginning on page 35 of the Amendment accordingly. Envoy does not believe that any of its suppliers are material because it makes infrequent purchases, purchases are by purchase order not under supply agreements, and, due to Envoy's limited need for components, it believes it could source alternatives either from alternate suppliers or by producing components internally from available parts without disrupting or delaying production of new devices.

Certain of our directors, director nominees and/or officers . . .., page 33

13.	You disclose that “[c]ertain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours.” In an appropriate place in your filing, please identify the relevant director and other entities, and the duties of each director to the relevant entities.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 37 of the Amendment.

Risks Related to Regulation and Litigation

Envoy and its directors are defendants in ongoing litigation . .. ., page 38

14.	Please quantify the extent of your potential liability related to the ongoing litigation, if material and estimable. Please also disclose the status of this litigation.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 43 of the Amendment.

A new 1% U.S. federal excise tax could be imposed on Anzu . . ., page 54

15.	We note your disclosure that any redemption or other repurchase that occurs after December 31, 2022, in connection with the Business Combination, extension vote or otherwise, including in connection with the Special Meeting, may be subject to the excise tax. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions. Also describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 60 of the Amendment. Additionally, the Registrant respectfully advises the Staff that, as disclosed in the Amendment, it will not be reducing the redemption price per share of Anzu Class A Common Stock for redemptions made in connection with the Special Meeting to cover the excise tax.

U.S. Securities and Exchange Commission

June 30, 2023

Page Seven

Proposal No. 2 – The Charter Proposal, page 98

16.	Please amend your disclosure to briefly describe the “key provisions” referenced by the “Amendment” provision of the Charter Proposal.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 109 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 127

17.	With respect to Note 3(h), please describe how you determined the value of the 12.5 million of private warrants to be forfeited.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 149 of the Amendment.

18.	You note on page 124 that the Envoy will borrow a Bridge Note of $10 million from GAT concurrently with the execution and delivery of the Business Combination Agreement. Contingent upon, and effective concurrently with the PIPE closing, Anzu will issue shares of Series A Preferred Stock to GAT equal to the outstanding principal of the Envoy Bridge Note. Please reflect this transaction in your pro forma financial statements.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has reflected the transaction on page 149 of the Amendment.

19.	We note on page F-18 that the 2022 Working Capital Loan is repayable in full upon on the earlier of (i) March 29, 2023 or (ii) the consummation of the Company’s initial Business Combination. Upon the consummation of a Business Combination, the Sponsor shall have the option to convert the principal balance of the 2022 Working Capital Loan, in whole or in part, into warrants. Please address the need to reflect these notes as issued and then either (i) converted into warrants or (ii) repaid in cash within your pro forma financial statements. If there are varying scenarios related to the conversion/repayment of these notes, address these various scenarios. See Article 1102(a)(10) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 151 of the Amendment.

U.S. Securities and Exchange Commission

June 30, 2023

Page Eight

20.	We note on page F-52 that Envoy Medical Corp drew $5.0 million of the available funds from the 2012 Convertible Notes in 2013 and subsequently the Company entered into a convertible promissory note agreement with a shareholder for a principal of $10.0 million and interest rate of 4.5%. Common Stock. Please reflect the transactions in the pro forma financial statements if needed.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 151 of the Amendment.

The Business Combination Agreement, page 139

21.	We note your disclosure that “no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Envoy, Anzu or Merger Sub or any other matter.” Please revise to remove any implication that the Business Combination Agreement and your disclosure of the same does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 156 of the Amendment.

Representations, Warranties and Covenants, page 141

22.	Your disclosure in this section states that the Business Combination Agreement contains “customary” representations, warranties, and covenants, and you describe general topics of representations, warranties, and covenants. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations, warranties, and covenants included in your Business Combination Agreement.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 158 of the Amendment.

Envoy Support Agreements, page 153

23.	In an appropriate place in your filing, please identify the Key Shareholders.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 7 of the Amendment.

Sponsor Support Agreement, page 153

U.S. Securities and Exchange Commission

June 30, 2023

Page Nine

24.	Please disclose, as of a recently practicable date, estimates of the current amount of shares the sponsor would forfeit, the Retained Sponsor Shares, the Expense Excess Shares, and the Contingent Sponsor shares, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 170 of the Amendment.

Forward Share Purchase Agreement, page 154

25.	Please provide your analysis of how purchases under your forward purchase agreement will comply, and how the extension support agreements described at the bottom of page 11 comply, with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

Response: The Registrant acknowledges the Staff’s comment regarding compliance with Rule 14e-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Forward Purchase Agreement and respectfully submits that any purchases of Anzu Class A Common Stock made pursuant to the terms of the Forward Purchase Agreement will not be subject to Rule 14e-5 of the Exchange Act pursuant to the exception provided by Rule 14e-5(b)(7) of the Exchange Act because (i) as noted on pages xvi, 6 and 129 of the Registration Statement, the Forward Purchase Agreement was entered into by the parties thereto prior to the Registrant’s entry into, and public announcement of, the Business Combination Agreement, (ii) the obligations set forth in the Forward Purchase Agreement are binding on all parties thereto, and (iii) the commitment to purchase shares of Anzu Class A Common Stock contemplated by the Forward Purchase Agreement was disclosed in connection with the announcement of the Business Combination Agreement and the material terms therein have been disclosed. Furthermore, the purchases contemplated by the Forward Purchase Agreement will not occur until the period for making redemption elections in connection with the Special Meeting has ended.

The Registrant acknowledges the Staff’s comment regarding compliance with Rule 14e-5 of the Exchange Act with respect to the Extension Support Agreements and respectfully submits that the Extension Support Agreements are not subject to Rule 14e-5 of the Exchange Act. As disclosed in the Registration Statement and the Registrant’s Form 8-K filed on February 24, 2023, the Registrant and the Sponsor entered into the Extension Support Agreements with several unaffiliated third parties on February 23, 2023, pursuant to which each third party agreed to (i) notify the Sponsor at least three (3) business days prior to the February Special Meeting regarding the number of shares of Anzu Class A Common Stock that such third party intended to redeem and the number of shares of Class A Common Stock that such third party intended to retain in connection with the February Special Meeting and (ii) vote (and to cause its controlled affiliates to vote) all shares of Class A Common Stock beneficially owned them on the record date for the February Special Meeting in favor of the Extension. In exchange, the Sponsor agreed to transfer, immediately following the consummation of a business combination, 20,000 shares of Anzu Class B Common Stock to each third party for every 100,000 shares of Anzu Class A Common Stock held by such third party immediately following the special meeting for such business combination, up to a maximum of 100,000 shares of Anzu Class B Common Stock to each third party.

U.S. Securities and Exchange Commission

June 30, 2023

Page Ten

Rule 14e-5 prohibits purchases of subject securities outside of a tender offer from the date of announcement of the offer. The Registrant respectfully submits that none of the parties to the Extension Support Agreements purchased or arranged to purchase any subject securities pursuant to the Extension Support Agreements. Furthermore, the Extension Support Agreements do not contain any provisions with respect to the Special Meeting, and the transfers contemplated by the Extension Support Agreements will not occur until the period for making redemption elections in connection with the Special Meeting has ended.

26.	Your disclosure includes various defined terms throughout your description of the Forward Share Purchase Agreement. For clarity, please quantify or define these terms, as appropriate, throughout your discussion of the terms of the agreement.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 171 of the Amendment.

Termination of Legacy Forward Share Purchase Agreements, page 156

27.	Please disclose the consequences, if any, to Anzu related to the termination of the legacy forward share purchase agreements. Please also clarify whether the side letter forward purchase agreements were terminated, and any related consequences to Anzu.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 173 of the Amendment.

Background of the Business Combination, page 156

28.	Please revise your disclosure in this section to include descriptions of negotiations relating to material terms of the business combination and related transactions, including, but not limited to, the key terms of the PIPE Transaction; the Sponsor Support Agreement, including the Sponsor agreeing to forfeit certain securities; the proposed Envoy Conversions and the cancellation of outstanding Envoy options for nominal consideration; the determination to enter into the Forward Purchase Agreement and the key terms of the agreement, including the Shortfall Warrants; the determination to enter into the Envoy Bridge note and the key terms of the note, including the purpose of the note and any conflicts of interest considered; the initial valuation for Envoy of $150.0 million and any related negotiations; the agreements with Key Shareholders; and the Exchange Offer. In your revised disclosure, please explain the reasons for such agreements and terms, each party's position on such issues, and how you reached agreement on the final terms and agreements.

U.S. Securities and Exchange Commission

June 30, 2023

Page Eleven

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 178, 180 and 181 of the Amendment.

29.	We note that you identified over 150 potential targets for your business combination, conducted further due diligence on over 80 potential targets, and entered into non- disclosure agreements with 34 companies. We also note the factors, listed on pages 157 and 158, to be used in considering the viability of potential targets. These factors notwithstanding, please provide more detail regarding the process of narrowing your search, how you differentiated between the many potential targets, and the duration of this process. In addition, where you discuss the termination of negotiations with specific parties, please provide more detail regarding the reason underlying why those discussions did not proceed. For example, where you disclose that negotiations were terminated "for reasons similar to those discussed above," discuss the specific reasons negotiations were terminated.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 175 of the Amendment.

30.	We note that Randy Nitzsche, a member of the Envoy Board, is the Chief Executive Officer of Northland, and Glen Taylor, a member of the Envoy Board, who is the holder of approximately 20% of the outstanding Envoy Common Stock and the holder of all of the outstanding Envoy Preferred Stock, had an approximately 49% ownership interest in Northland’s holding company parent until its acquisition by First National of Nebraska on May 1, 2023. Please provide more detail regarding these relationships between the individuals and the two companies, how Anzu determined that Northland Securities, Inc. would serve as its financial advisor, and ensure all conflicts are disclosed. Please make conforming changes to your risk factors, as appropriate.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 177 of the Amendment.

U.S. Securities and Exchange Commission

June 30, 2023

Page Twelve

31.	You disclose on page 162 that on February 28, 2023, Anzu held the February Special Meeting, at which Anzu's stockholders voted to approve the Extension Amendment and as a result of the Extension Redemptions, approximately $45.2 million remained in the Trust Account. Please disclose, as a percentage, the number of your total shares outstanding redeemed in connection with the February Special Meeting.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 180 of the Amendment.

32.	We note your disclosure that, on March 15, 2023, "Dr. Haring-Smith and other Anzu representatives discussed the status of business, accounting and regulatory due diligence, and Morrison Foerster representatives discussed legal diligence (including the findings contained in the due diligence report delivered by representatives of Morrison Foerster to Anzu’s management on the same day)." Please revise your disclosure to include a brief summary of the due diligence report, including the findings Anzu's management considered in evaluating the business combination.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 181 of the Amendment.

33.	Please identify the medical device consultant engaged by Anzu to conduct diligence in connection with the Business Combination.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 180 of the Amendment.

The Anzu Board's Reasons for the Business Combination, page 164

34.	Given Northland Securities, Inc.'s continued involvement leading up to, and including, the Company's resolution that the proposed business combination was fair and in the best interests of the Company and its stockholders, please explain the board's reasoning in deciding not to obtain a fairness opinion regarding the transaction. In doing so, please describe the relevant expertise of the board, and identify the management and financial, legal, tax and accounting advisors consulted by management. Also, please amend your disclosure in the background of the business combination section to discuss, in detail, the advisory duties of Northland entitling Northland to receive a success fee of $1,500,000 upon the completion of the Business Combination.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 177 of the Amendment.

U.S. Securities and Exchange Commission

June 30, 2023

Page Thirteen

35.	As a related matter, please disclose the financial and operating information of Envoy considered by the Anzu board in determining the value of Envoy, the Exchange Ratio and Merger Consideration. In this regard, we note your reference to diligence throughout the background of the merger, and your disclosure throughout the filing that Anzu’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but it is unclear how the Anzu board valued Envoy.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 184 of the Amendment.

36.	Please disclose the basis for your statement that "there is a realistic possibility of the Acclaim implant device being reimbursable by insurance and/or Medicare."

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 185 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Anzu

Liquidity and Capital Resources, page 178

37.	We note your disclosure that "we reversed $4,462,500 of deferred underwriting fees, as certain underwriters resigned from their role in any potential future business combination and thereby waived their entitlement to these fees." Please amend your disclosure to describe the circumstances surrounding the certain underwriters' resignation from their role in any future business combination and identify the "certain underwriters." With respect to any underwriter that is still entitled to payments that are contingent on completion of a business combination, please identify the underwriter and quantify the aggregate fees payable to the underwriter that are contingent upon completion of the business combination.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 200 of the Amendment.

Acclaim's Market Opportunity, page 185

38.	You discuss, here and throughout your filing, "published literature," "recent publications," and "industry sources." Please revise to provide disclosure and or citations supporting the underlying data or sources discussed.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has updated the Amendment to provide references to the outside sources of information that are referenced in the Amendment. For example, please see pages 203 and 206.

U.S. Securities and Exchange Commission

June 30, 2023

Page Fourteen

39.	Please revise your disclosure, here and throughout, to balance your prominent discussions of your device's competitive strengths with a discussion of the challenges you face in corporate growth, distribution capabilities and partnerships, product development, and regulatory approvals.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 207 and 209 of the Amendment.

Timeline to Commercialization of Acclaim, page 187

40.	Here and throughout your disclosure, when discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Where you mention the Breakthrough Device designation, please revise your disclosure to clarify that the process of medical device development is inherently uncertain and that there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Acclaim will be approved.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 203 and 208 of the Amendment.

Early Feasibility Study, page 188

41.	We note your statements here and throughout the filing that "[i]nitial results of the study have demonstrated that the Acclaim is in fact capable of delivering the therapy." Please revise these and all similar statements in your proxy statement/prospectus to eliminate conclusions or predictions that your device in development is effective, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to efficacy.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 209 of the Amendment.

Intellectual Property, page 189

42.	Please revise to identify, for each material patent and provisional patent application, the identification number, type of patent protection, jurisdiction in which the protection is held, and expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.

U.S. Securities and Exchange Commission

June 30, 2023

Page Fifteen

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 211 of the Amendment to incorporate a table of material patents and to provide the requested information regarding the Envoy trademarks.

Management's Discussion and Analysis and Results of Operations of Envoy Medical Corporation

Results of Operations, page 205

43.	You disclose that there was a temporary reduction in clinical and R&D headcount for Acclaim in the second and third quarters of 2022. Please clarify the reason for this reduction and disclose whether you expect this trend to continue in future periods.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 230 of the Amendment.

Certain Relationships and Related Person Transactions - Envoy, page 228

44.	You disclose that "in connection with the parties entering into the Business Combination Agreement, GAT agreed to amend the GAT Convertible Note to provide that, unless earlier repaid or converted pursuant to its terms, the outstanding principal amount of and all accrued and unpaid interest on the GAT Convertible Note . . . shall, immediately prior to the consummation of the Merger, automatically convert into . . . shares of Envoy Common Stock." Please amend your disclosure throughout the filing, where you discuss the interests of the Envoy directors and officers, to include a reference to the GAT Convertible Note, including that this note will convert into shares of Envoy common stock immediately prior to the business combination. Also, please provide an estimate of the number of envoy shares into which the note will convert as of a recently practicable date. Where you discuss the "fully diluted" capital stock of New Envoy, please confirm that the shares issuable pursuant to the GAT Convertible Note are included in this calculation.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant estimates that the principal and interest under the GAT Convertible Note will convert into 74.8 million shares of Envoy Common Stock, based on interest accrued through June 30, 2023, and that it has revised its disclosure on page 255 of the Amendment. Disclosures in the Amendment regarding the interests of directors and officers of Envoy in the transactions described therein have been revised to disclose the interests of Mr. Taylor in the GAT Convertible Note. The Registrant confirms that statements regarding fully diluted capital stock of New Envoy include the shares issuable pursuant to the GAT Convertible Note, which will convert into shares of Envoy Common Stock prior to closing of the Business Combination and be exchanged for a pro rata share of the Aggregate Closing Merger Consideration.

U.S. Securities and Exchange Commission

June 30, 2023

Page Sixteen

Anti-dilution Adjustments, page 246

45.	We note your disclosure that your warrant agreement has an exclusive forum provision. Please revise your risk factors to disclose, as you do in this section, that your warrant agreement has an exclusive forum provision, and the related risks.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 87 and 275 of the Amendment.

Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of Envoy Common Stock, page 252

46.	It appears that you intend to file a short form tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that Morrison & Foerster LLP will be providing a separate long form tax opinion, which will be filed with a future amendment to the Registration Statement as Exhibit 8.1.

Note 14 - Commitments and Contingencies, page F-51

47.	We note you have not recorded accruals for potential losses relating to pending litigation claims as you have determined there are no matters where a potential loss is probable and reasonably estimable. You further state the legal matters could have a material impact on your financial statements. If there is at least a reasonable possibility that a loss may have been incurred, please disclose an estimate of the possible loss or a statement that such an estimate cannot be made as required by ASC 450-20-50.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page F-94 of the Amendment.

U.S. Securities and Exchange Commission

June 30, 2023

Page Seventeen

General

48.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on pages 5 and 61 of the Amendment.

49.	Please revise to include the following disclosure related to dilution:

•	disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

•	If there are any underwriting fees that remain constant and are not adjusted based upon redemptions, please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on pages 5 and 61 of the Amendment. The Registrant also respectfully advises the Staff that, because both underwriters waived their entitlement to deferred underwriting fees with respect to the Business Combination, there is no underwriting fee payable by the Registrant at any redemption level in connection with the Business Combination.

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U.S. Securities and Exchange Commission

June 30, 2023

Page Eighteen

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Amendment are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name: David P. Slotkin

cc:	Dr. Whitney Haring-Smith, Chairman and Chief Executive Officer, Anzu Special Acquisition Corp I
Daniel J. Hirsch, Chief Financial Officer, Corporate Secretary and Director, Anzu Special Acquisition Corp I
Justin R. Salon, Morrison & Foerster LLP
Andrew P. Campbell, Morrison & Foerster LLP